EXHIBIT 12

Federal Home Loan Bank of Boston
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	For the Year Ended December 31,
	2006	2005	2004	2003	2002

Earnings
Income before assessments	$266,587	$177,187	$121,994	$124,628	$103,173
Fixed charges	2,664,852	1,608,814	964,484	1,020,447	1,212,801

Income before assessments and fixed charges	2,931,439	1,786,001	1,086,478	1,145,075	1,315,974

Fixed Charges
Interest expense	2,663,585	1,607,602	963,299	1,019,216	1,211,715
1/3 of net rent expense (1)	1,267	1,212	1,185	1,231	1,086

Total fixed charges	$2,664,852	$1,608,814	$964,484	$1,020,447	$1,212,801

Ratio of earnings to fixed charges	1.10	1.11	1.13	1.12	1.09

(1) Represents an estimated interest factor.